UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 18, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London

WC1N 3AX

United Kingdom

Tel: +44 73 7680 9248

(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of 2023 Annual General Meeting and Update Regarding Director Appointments

On October 18, 2023, Selina Hospitality PLC (the “Company”) held its 2023 annual general meeting of shareholders (the “AGM”).

As of the close of business on August 2, 2023, the record date for the AGM, 106,997,088 of the Company’s ordinary shares (the “Ordinary Shares”) were outstanding and entitled to vote at the AGM and each such Ordinary Share was entitled to one vote on each proposal put forward to shareholders. At the AGM, the holders of 40,991,922 Ordinary Shares were represented in person or by proxy, constituting a quorum.

Set forth below are the proposals voted on at the AGM, as well as the final vote tabulation as certified by the Inspector of Election. Note that ‘votes abstained’ and ‘broker non-votes’ are not votes under English Law and are not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

No.	Resolution	Votes for	% for	Votes against	% against	Votes abstained	Broker non-votes
	Ordinary Resolutions
1.	THAT, the directors’ and auditors’ reports and the accounts of the Company for the financial year ended 31 December 2022 (the Annual Report and Accounts) be received.	37,678,940	99.98%	7,951	0.02%	5,202	3,299,829
2.	THAT, the directors’ annual report on remuneration for the year ended 31 December 2022 (excluding, for the avoidance of doubt, any part of the directors’ remuneration report contained the directors’ remuneration policy), as set out on pages 31 to 49 of the Annual Report and Accounts be approved.	28,765,418	99.87%	37,233	0.13%	8,889,442	3,299,829
3.	THAT, the directors’ policy on remuneration, as set out on pages 33 to 44 of the Annual Report and Accounts, be received and approved to take effect immediately after the end of this Annual General Meeting.	25,966,863	90.93%	2,589,060	9.07%	9,136,170	3,299,829
4.	THAT, Daniel Rudasevski be re-elected as a director.	37,630,197	99.88%	43,560	0.12%	18,336	3,299,829
5.	THAT, Amir Ramot be elected as a director.	37,408,539	99.94%	21,173	0.06%	262,381	3,299,829
6.	THAT, Boaz Arbel be elected as a director.	37,406,233	99.94%	23,473	0.06%	262,387	3,299,829
7.	THAT, MHA be appointed as statutory auditor of the Company, to hold office from the conclusion of the Annual General Meeting until the conclusion of the next general meeting at which accounts are laid before the Company.	40,711,216	99.97%	14,251	0.03%	266,455	0
8.	THAT, the Audit Committee of the Board be authorised to determine the auditor’s remuneration.	37,427,076	99.98%	8,562	0.02%	256,455	3,299,829

Based on the foregoing votes, the shareholders approved all of the foregoing resolutions.

In addition, on October 17, 2023 and October 18, 2023, the Board of Directors of the Company (the “Board”) was informed by Amir Ramot and Boaz Arbel, respectively, that they wished to defer the commencement of their director appointments pending completion of the next tranche of funding by Osprey Investments Limited (“Osprey”) under the strategic investment arrangements of up to $50 million announced by the Company on June 27, 2023 or otherwise, rather than their appointments becoming effective as of the close of the AGM. On October 18, 2023, the Board confirmed the deferral of Messrs. Ramot’s and Arbel’s appointments.

As previously indicated, Osprey and the Company entered into an investors’ rights agreement (“IRA”) as part of the strategic investment arrangements and under that IRA, the Company is obligated to reduce the size of its Board to seven directors by the close of the Company’s 2023 AGM and Osprey has the right to appoint two directors, subject to the terms and conditions of the IRA. Mr. Ramot and Mr. Arbel are nominees of Osprey. Notwithstanding the deferral of their appointments, Mr. Foss’s resignation took effect as of the close of the AGM, as previously announced by the Company on September 22, 2023 and in accordance with the Company’s obligations under the IRA. As such, as from the conclusion of the AGM, the Company’s Board consists of five directors, including Richard Stoddard, the new chair of the Board, Eileen Moore Johnson and Alan Bowers, as independent directors, as well as Rafael Museri and Daniel Rudasevski. The Company will provide further updates on any changes to the composition of the Board and its committees in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: October 18, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary